# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Innate Pharma SA, CIK 0001598599
CUSIP: 45781K105
Title of class of securities: Ordinary Shares, nominal value (euro) 0.05 per share (including ordinary shares represented by American Depositary Shares)
Address of issuer's principal executive offices: 117 Avenue de Luminy, BP 30191, Marseille, France (I0), 13009
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0000950103-20-001698
Filed by CIK 0000353278

## Reporting persons
- Novo Nordisk A/S: type of reporting person: corporation (CO); citizenship or place of organization: Denmark (G7); sole voting power 7,333,778; shared voting power 0; sole dispositive power 7,333,778; shared dispositive power 0; aggregate amount beneficially owned 7,333,778 (7.82% of the class)

## Item 1. Issuer
Name of issuer: Innate Pharma SA
Address of issuer's principal executive offices: 117 Avenue de Luminy, BP 30191, Marseille, France, 13009

## Item 2. Person Filing
Name of person filing: Novo Nordisk A/S
Address of principal business office or, if none, residence: Novo Alle 1, DK-2880, Bagsvaerd Denmark
Citizenship: Denmark

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 7,333,778
Percent of class: 7.82%
Sole power to vote or to direct the vote: 7,333,778
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 7,333,778
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Novo Nordisk A/S: /s/ Karsten Munk Knudsen, Karsten Munk Knudsen, Chief Financial Officer (03/04/2026)